 O.A.K. FINANCIAL CORPORATION

September 23, 2005

Mr. Donald Walker
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	O.A.K. Financial Corporation
Form 10–K for fiscal Year ended December 31, 2004
File No. 000–22461

Dear Mr. Walker:

The requested acknowledgement of management responsibility and response to your questions concerning the O.A.K. Financial Corporation Form 10-K filed for fiscal year ended December 31, 2004 are described below.

Acknowledgement of responsibilities:
•	The Company is responsible for the adequacy of the disclosures in all public filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State.

Comment No. 1:

Please tell us your basis, including the specific guidance upon which you rely, for recording insurance premiums and brokerage fees.

1.	The Company operates its insurance activities through its wholly owned subsidiary, Byron Insurance Agency. The agency is located in, and operates through, several of the bank’s branches and many of its customers are also bank customers. The agency’s primary business service is advising customers on the insurance coverage they need and who the best underwriter is to provide that insurance at the best price. As described in comment 3, the agency generally collects insurance premiums from the underwriters, and on a more limited basis, the premium is collected from the customer. When insurance premiums are collected directly from customers, the company remits them to the underwriter, net of the agency’s commission. The underwriter provides any subsequent services related to claims, etc.

The Company operates its investment counseling activities through its wholly owned subsidiary, Byron Investment Services. The subsidiary is located and operated from several of the bank’s branches and the majority of its customers are bank customers. The subsidiary’s primary business is advising customers on the types of investments (e.g., stocks, bonds, 401-K plans) to meet their financial needs and goals. The investment advisor places the orders on the customer’s behalf with the payment and investment clearing done by Raymond James Financial Services Inc., member NASD/SIPC.

Insurance premiums collected by the Byron Insurance Agency and brokerage fees collected by Byron Investment Services are generally recorded on a cash basis, which is at the time the service is completed. When the agency bills for services that have been provided, as described in comment 3, revenue is recorded and a receivable is established. The year-to-date average receivable is less than $25,000. Any service provided that does not result in the collection of cash within 90 days is reversed from revenue. Such reversals are not common.

Management is relying upon guidance from Concepts Statement 5, paragraph 83(b) which states “an entity’s revenue-earning activity involves rendering services and is considered earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenue.” There are no material services to be performed subsequent to the time the subsidiaries collect their commission.

Comment No. 2:

If you are underwriting insurance contracts, please tell us how you record the costs associated with underwriting such contracts.

Byron Insurance Agency does not underwrite insurance contracts.

Comment No. 3:

Please tell us how you determined that your income recognition method related to each of your insurance products is in accordance with GAAP. Tell us how you considered the guidance of SAB Topic 13 and address the following as they relate to each type of product:
•	Explain the typical coverage period (i.e. monthly, annually, etc.);
•	At what point of the transaction do you substantially complete or fulfill the contractual terms of the sales arrangement;
•	When is collection of the insurance commission received (i.e. up-front, monthly, quarterly, etc);
•	Is any portion of the insurance commission refundable and if so, what are the terms.

Byron Insurance Agency offers the following general categories and associated term of insurance:
•	Personal Home/Other – (annual)
•	Personal Auto – (semi–annual)
•	Commercial Products – (annual)
•	Group Benefits – (annual policies that vary monthly due to add/deletes)
•	Life Products – (annual)

Byron Insurance receives commissions using an agency bill method and direct bill method. The agency bill method is when the agent bills and collects the gross premium from the client and remits net premiums to the carriers.  The direct bill method is when the client directly remits gross premiums directly to the carriers. The direct bill method accounts for the majority of the commission revenue produced at Byron Insurance.

Under a direct bill arrangement, the agents receive their commission directly from the carrier, typically on a monthly basis. Revenues are recognized on a cash basis when received from the carriers. In the agency bill method, revenues are recognized at the later of the effective date or cash collection.

Today, as stated in an exposure draft issued by the American Institute of Certified Public Accountants, dated August 15, 1991, “authoritative accounting literature does not specifically address accounting and reporting by insurance agents and brokers.” The exposure titled Proposed Industry Accounting Guide Insurance Agents and Brokers states that revenue for services involving the placement of insurance coverage should be recognized when all of the following criteria are met:
•	Protection is afforded under the insurance policy (that is coverage is effective).
•	The premium due under the policy is known or can be reasonably estimated.
•	Substantially all required services related to placing the insurance have been rendered. That date generally is the date on which the premium is billable to the client.
•	No significant obligation exists to perform services after the insurance has become effective.

While the exposure draft above was not adopted, the requirements outlined in SAB Topic 13 are similar in nature. According to SAB Topic 13, when rendering services, revenue should be recognized as earned when “the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.” Specifically, SAB Topic 13 lists the following criteria as being required prior to recognizing revenue:
•	Persuasive evidence of an arrangement exists,
•	Delivery has occurred or services have been rendered
•	The seller's price to the buyer is fixed, or determinable, and
•	Collectibility is reasonably assured.

We believe that the efforts of an insurance agent are substantially completed and conditions required to recognize revenue are complete when an insurance policy is in effect and cash is received or the client has an obligation to pay. Service subsequent to the issuance of an insurance policy is inconsequential.

Although insurance premiums are refundable on a pro-rata basis if canceled, the registrant’s subsidiary has sufficient history of homogeneous transactions with similar characteristics from which to determine an estimate of cancellations. A typical cancellation is the result of transferring insurance from one asset to another. Net cancellations are not deemed to be material.

The insurance and brokerage activities at OAK Financial Corporation represent less than 1% of total assets and less than 4% of the consolidated net income and are not considered to be material.

I trust the responses above adequately address your request for information. Should you need further clarification, or more information, please contact me. I can be reached by phone at 616.662.3124 or by e-mail at jluyk@bankatbyron.com

Sincerely, /s/ James A. Luyk James A. Luyk
Chief Operating Officer and CFO